Exhibit 99.1

Orrick, Herrington & Sutcliffe LLP

51 WEST 52ND STREET

NEW YORK, NEW YORK 10019-6142

February 29, 2016

Credit Suisse AG
Paradeplatz 8
CH 8001 Zurich, Switzerland

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of each pricing supplement or term sheet, as applicable, identified in Exhibit A attached hereto (each, a “Pricing Supplement”), to the underlying supplement and product supplement referenced therein, if applicable, to the prospectus supplement dated May 4, 2015 for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated May 4, 2015 contained in the Company’s Registration Statement (No. 333-202913) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material U.S. Federal Income Tax Considerations” in each Pricing Supplement and “Material United States Federal Income Tax Considerations” or “Material U.S. Federal Income Tax Considerations”, as applicable, in each related product supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to each Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us in each Pricing Supplement and related product supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,

/s/ Orrick, Herrington & Sutcliffe LLP

Exhibit A

Title of Securities	Date of Pricing Supplement	Pricing Supplement No.
Return Optimization Securities	February 24, 2016	A115
Digital Buffered Notes due August 28, 2019	February 25, 2016	K620
Digital Buffered Notes due August 28, 2019	February 25, 2016	K621
Buffered Return Equity Securities due February 27, 2019	February 25, 2016	K639
Digital Plus Barrier Notes due March 1, 2021	February 24, 2016	T702
Accelerated Barrier Notes due March 1, 2021	February 24, 2016	T703
Absolute Return Barrier Securities due March 1, 2021	February 24, 2016	T704
Autocallable Securities due March 1, 2018	February 24, 2016	T708
Trigger Performance Securities	February 24, 2016	T709
Trigger Step Performance Securities	February 24, 2016	T710
9.00% 15 Year Callable Daily Range Accrual Securities due February 28, 2031	February 24, 2016	U1472
7.00% 7.5 Year Callable Daily Range Accrual Securities due August 29, 2023	February 24, 2016	U1477
Airbag Autocallable Yield Optimization Notes	February 25, 2016	U1495ABC